Filed Pursuant to Rule 424(b)(3)

Registration No. 333-252212

ARES REAL ESTATE INCOME TRUST INC.

SUPPLEMENT NO. 8 DATED OCTOBER 16, 2023

TO THE PROSPECTUS DATED APRIL 17, 2023

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Ares Real Estate Income Trust Inc. dated April 17, 2023, as supplemented by Supplement No. 1 dated April 17, 2023, Supplement No. 2 dated May 3, 2023, Supplement No. 3 dated May 15, 2023, Supplement No. 4 dated June 15, 2023, Supplement No. 5 dated July 17, 2023, Supplement No. 6 dated August 15, 2023 and Supplement No. 7 dated September 15, 2023 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is to disclose:

●	the transaction price for each class of our common stock as of November 1, 2023;
●	the calculation of our September 30, 2023 net asset value (“NAV”) per share, as determined in accordance with our valuation procedures, for each of our share classes;
●	the status of this offering;
●	an update on our assets and performance;
●	updated information with respect to our real properties; and
●	updated experts information.

●             NOVEMBER 1, 2023 TRANSACTION PRICE

The transaction price for each share class of our common stock for subscriptions accepted (and distribution reinvestment plan issuances) as of November 1, 2023 (and redemptions as of October 31, 2023) is as follows:

Share Class	Transaction Price (per share)
Class T	$8.2246
Class S	8.2246
Class D	8.2246
Class I	8.2246
Class E	8.2246

The transaction price for each of our share classes is equal to such class’s NAV per share as of September 30, 2023. A calculation of the NAV per share is set forth below. The purchase price of our common stock for each share class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

●             SEPTEMBER 30, 2023 NAV PER SHARE

Our board of directors, including a majority of our independent directors, has adopted valuation procedures, as amended from time to time, that contain a comprehensive set of methodologies to be used in connection with the calculation of our NAV. Our most recent NAV per share for each share class, which is updated as of the last calendar day of each month, is posted on our website at areswmsresources.com/investment-solutions/AREIT and is also available on our toll-free, automated telephone line at (888) 310-9352. With the approval of our board of directors, including a majority of our independent directors, we have engaged Altus Group U.S. Inc., a third-party valuation firm, to serve as our independent valuation advisor (“Altus Group” or the “Independent Valuation Advisor”) with respect to helping us administer the valuation and review process for the real properties in our portfolio, providing monthly real property appraisals, reviewing annual third-party real property appraisals, providing monthly valuations of our debt-related assets (excluding DST Program Loans), reviewing the internal valuations of DST Program Loans and debt-related liabilities performed by Ares Commercial Real Estate Management LLC (our “Advisor”), providing quarterly valuations of our properties subject to master lease obligations associated with the DST Program, and assisting in the development and review of our valuation procedures.

As used below, “Fund Interests” means our outstanding shares of common stock, along with the partnership units in our operating partnership (“OP Units”), which may be or were held directly or indirectly by the Advisor, our former sponsor Black Creek Diversified Property Advisors Group LLC, members or affiliates of the former sponsor, and third parties, and “Aggregate Fund NAV” means the NAV of all the Fund Interests.

The following table sets forth the components of Aggregate Fund NAV as of September 30, 2023 and August 31, 2023:

	As of
(in thousands)	September 30, 2023	August 31, 2023
Investments in office properties	$562,050	$560,050
Investments in retail properties	691,050	691,950
Investments in residential properties	1,802,150	1,738,450
Investments in industrial properties	1,680,950	1,611,850
Total investment in real estate properties	4,736,200	4,602,300
Investments in unconsolidated joint venture partnerships	165,396	149,064
Investments in real estate debt and securities	329,141	320,773
DST Program Loans	111,467	109,675
Total investments	5,342,204	5,181,812
Cash and cash equivalents	14,503	32,306
Restricted cash	4,149	5,435
Other assets	63,855	60,170
Line of credit, term loans and mortgage notes	(1,806,132)	(1,698,428)
Financing obligations associated with our DST Program	(1,343,592)	(1,289,530)
Other liabilities	(92,023)	(83,696)
Accrued performance participation allocation	—	—
Accrued advisory fees	(3,255)	(3,222)
Noncontrolling interests in consolidated joint venture partnerships	(1,804)	(1,657)
Aggregate Fund NAV	$2,177,905	$2,203,190
Total Fund Interests outstanding	264,805	266,926

The following table sets forth the NAV per Fund Interest as of September 30, 2023 and August 31, 2023:

		Class T	Class S	Class D	Class I	Class E
(in thousands, except per Fund Interest data)	Total	Shares	Shares	Shares	Shares	Shares	OP Units
As of September 30, 2023
Monthly NAV	$2,177,905	$237,139	$404,108	$57,689	$546,782	$407,513	$524,674
Fund Interests outstanding	264,805	28,833	49,134	7,014	66,482	49,548	63,794
NAV Per Fund Interest	$8.2246	$8.2246	$8.2246	$8.2246	$8.2246	$8.2246	$8.2246
As of August 31, 2023
Monthly NAV	$2,203,190	$238,131	$405,895	$58,320	$554,036	$411,959	$534,849
Fund Interests outstanding	266,926	28,851	49,176	7,066	67,124	49,910	64,799
NAV Per Fund Interest	$8.2539	$8.2539	$8.2539	$8.2539	$8.2539	$8.2539	$8.2539

Under GAAP, we record liabilities for ongoing distribution fees that (i) we currently owe the Dealer Manager under the terms of our dealer manager agreement and (ii) we estimate we may pay to the Dealer Manager in future periods for our Fund Interests. As of September 30, 2023, we estimated approximately $60.6 million of ongoing distribution fees were potentially payable to the Dealer Manager. We do not deduct the liability for estimated future distribution fees in our calculation of NAV since we intend for our NAV to reflect our estimated value on the date that we determine our NAV. Accordingly, our estimated NAV at any given time does not include consideration of any estimated future distribution fees that may become payable after such date.

We include no discounts to our NAV for the illiquid nature of our shares, including the limitations on our stockholders’ ability to redeem shares under our share redemption program and our ability to modify or suspend our share redemption program at any time. Our NAV generally does not reflect the potential impact of exit costs (e.g. selling costs and commissions related to the sale of a property) that would likely be incurred if our assets and liabilities were liquidated or sold today. While we may use market pricing concepts to value individual components of our NAV, our per share NAV is not derived from the market pricing information of open-end real estate funds listed on stock exchanges.

Our NAV is not a representation, warranty or guarantee that: (i) we would fully realize our NAV upon a sale of our assets; (ii) shares of our common stock would trade at our per share NAV on a national securities exchange; and (iii) a stockholder would be able to realize the per share NAV if such stockholder attempted to sell his or her shares to a third party.

The valuations of our real properties as of September 30, 2023, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties, were provided by the Independent Valuation Advisor in accordance with our valuation procedures. Certain key assumptions that were used by the Independent Valuation Advisor in the discounted cash flow analysis are set forth in the following table based on weighted-averages by property type.

	Office	Retail	Residential	Industrial	Weighted-Average Basis
Exit capitalization rate	6.7%	6.4%	5.0%	5.5%	5.6%
Discount rate / internal rate of return	7.7%	7.1%	6.4%	6.7%	6.8%
Average holding period (years)	9.5	10.0	10.0	10.0	10.0

A change in the exit capitalization and discount rates used would impact the calculation of the value of our real property. For example, assuming all other factors remain constant, the changes listed below would result in the following effects on the value of our real properties, excluding certain newly acquired properties that are currently held at cost which we believe reflects the fair value of such properties:

Input	Hypothetical Change	Office	Retail	Residential	Industrial	Weighted-Average Values
Exit capitalization rate (weighted-average)	0.25% decrease	2.7%	2.4%	3.4%	3.2%	3.1%
	0.25% increase	(2.5)%	(2.2)%	(3.1)%	(2.9)%	(2.8)%
Discount rate (weighted-average)	0.25% decrease	2.0%	1.9%	2.0%	2.0%	2.0%
	0.25% increase	(2.0)%	(1.8)%	(1.9)%	(2.0)%	(1.9)%

From September 30, 2017 through November 30, 2019, we valued our debt-related investments and real estate-related liabilities generally in accordance with fair value standards under GAAP. Beginning with our valuation for December 31, 2019, our property-level mortgages and corporate-level credit facilities that are intended to be held to maturity (which for fixed rate debt not subject to interest rate hedges may be the date near maturity at which time the debt will be eligible for prepayment at par for purposes herein), including those subject to interest rate hedges, were valued at par (i.e. at their respective outstanding balances). In addition, because we utilize interest rate hedges to stabilize interest payments (i.e. to fix all-in interest rates through interest rate swaps or to limit interest rate exposure through interest rate caps) on individual loans, each loan and associated interest rate hedge is treated as one financial instrument which is valued at par if intended to be held to maturity. This policy of valuing at par applies regardless of whether any given interest rate hedge is considered as an asset or liability for GAAP purposes. Notwithstanding, if we acquire an investment and assume associated in-place debt from the seller that is above or below market, then consistent with how we recognize assumed debt for GAAP purposes when acquiring an asset with pre-existing debt in place, the liabilities used in the determination of our NAV will include the market value of such debt based on market value as of the closing date. The associated premium or discount on such debt as of closing that is reflected in our liabilities will then be amortized through loan maturity. Per our valuation policy, the corresponding investment is valued on an unlevered basis for purposes of determining NAV. Accordingly, all else equal, we would not recognize an immediate gain or loss to our NAV upon acquisition of an investment whereby we assume associated pre-existing debt that is above or below market. As of September 30, 2023, we classified all of our debt as intended to be held to maturity, and our liabilities included mark-to-market adjustments for pre-existing debt that we assumed upon acquisition.

●             STATUS OF THIS OFFERING

As of October 1, 2023, we had raised gross proceeds of approximately $282.4 million from the sale of approximately 31.7 million shares in this offering, including proceeds from our distribution reinvestment plan of approximately $36.2 million. As of October 1, 2023, approximately $9.72 billion in shares remained available for sale pursuant to this offering, including approximately $1.46 billion in shares available for sale through our distribution reinvestment plan.

●             UPDATE ON OUR ASSETS AND PERFORMANCE

As of September 30, 2023, our consolidated investments include 95 real estate properties totaling approximately 19.6 million square feet located in 33 markets throughout the U.S., which were 95.2% leased. Rent growth on comparable commercial leases executed during the third quarter of 2023 averaged 35.7% when calculated using cash basis rental rates and 41.3% when calculated using GAAP basis rental rates. Rent growth on comparable commercial leases executed during the trailing 12 months ended September 30, 2023 averaged 24.2% when calculated using cash basis rental rates and 33.9% when calculated using GAAP basis rental rates. For our industrial properties, rent growth on comparable leases executed during the trailing 12 months ended September 30, 2023 averaged 44.1% when calculated using cash basis rental rates and 54.3% when calculated using GAAP basis rental rates. For our residential properties, rent growth on new and renewal leases executed during the third quarter of 2023 averaged 3.8%. Rent growth on new and renewal residential leases executed during the trailing 12 months ended September 30, 2023 averaged 5.3%. As of September 30, 2023, rents across our industrial properties and residential properties, our two largest segments, are estimated to be 18.2% and 5.0% below market (on a weighted-average basis), respectively, providing the opportunity for meaningful net operating income growth.

As of September 30, 2023, our leverage ratio was 34.1% (calculated as outstanding principal balance of our borrowings less cash and cash equivalents, divided by the fair value of our real property, net investments in unconsolidated joint venture partnerships, investments in real estate-related securities and debt-related investments not associated with the DST Program, as determined in accordance with our valuation procedures).

During the three months ended September 30, 2023, we raised gross proceeds of approximately $178.4 million, including proceeds from our distribution reinvestment plan and the sale of DST Interests (including $12.9 million of DST Interests financed by DST Program Loans). The aggregate dollar amount of common stock and OP Unit redemptions requested for July, August and September, which were redeemed in full on August 1, 2023, September 1, 2023 and October 1, 2023, respectively, was $58.1 million.

The following table sets forth the top ten geographic allocations of our real estate portfolio based on fair value as of September 30, 2023:

($ in thousands)	Number of Properties	Fair Value of Real Properties	% of Fair Value
Central Florida	9	$655,500	13.8%
Dallas, TX	6	445,350	9.4
South Florida	5	395,750	8.4
Atlanta, GA	3	290,650	6.1
Metro New York	3	281,200	5.9
D.C. / Baltimore	5	269,150	5.7
Greater Boston	10	263,050	5.6
Pennsylvania	5	237,850	5.0
San Antonio, TX	5	204,200	4.3
Bay Area, CA	3	166,000	3.5
Other	41	1,527,500	32.3
Total real properties	95	$4,736,200	100.0%

The following table sets forth the total returns for the periods ended September 30, 2023:

	Trailing One-Month (1)	Year-to-Date (1)	One-Year (Trailing 12-Months)(1)	Since NAV Inception Annualized (1)(2)
Class T Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(3.40)%	(7.45)%	(7.34)%	6.23%
Class T Share Total Return (without upfront selling commissions and dealer manager fees) (3)	(0.02)	(4.21)	(4.10)	6.35
Class S Share Total Return (with upfront selling commissions and dealer manager fees) (3)	(3.40)	(7.45)	(7.34)	6.23
Class S Share Total Return (without upfront selling commissions and dealer manager fees) (3)	(0.02)	(4.21)	(4.10)	6.35
Class D Share Total Return (3)	0.03	(3.78)	(3.52)	6.60
Class I Share Total Return (3)	0.05	(3.60)	(3.28)	6.98
Class E Share Total Return (3)	0.05	(3.60)	(3.28)	7.02

(1)	Performance is measured by total return, which includes income and appreciation (i.e., distributions and changes in NAV) and is a compound rate of return that assumes reinvestment of all distributions for the respective time period, and excludes upfront selling commissions and dealer manager fees paid by investors, except for returns noted “with upfront selling commissions and dealer manager fees” (“Total Return”). Past performance is not a guarantee of future results. Current performance may be higher or lower than the performance data quoted.
(2)	NAV inception was September 30, 2012, which is when we first sold shares of our common stock after converting to an NAV-based REIT on July 12, 2012. Investors in our fixed price offerings prior to NAV inception on September 30, 2012 are likely to have a lower return.
(3)	The Total Returns presented are based on actual NAVs at which shareholders transacted, calculated pursuant to our valuation procedures. From NAV inception to November 30, 2019, these NAVs reflected mark-to-market adjustments on our borrowing-related interest rate hedge positions; and from September 1, 2017 to November 30, 2019, these NAVs also reflected mark-to-market adjustments on our borrowing-related debt instruments. Prior to September 1, 2017, our valuation policies dictated marking borrowing-related debt instruments to par except in certain circumstances; therefore, we did not formally track mark-to-market adjustments on our borrowing-related debt instruments during such time.

●             REAL PROPERTIES

As of September 30, 2023, our consolidated real property portfolio consisted of 95 properties, totaling approximately 19.6 million square feet located in 33 markets throughout the U.S.

As used herein, the term “commercial” refers to our office, retail and industrial properties or customers, as applicable.

Portfolio Overview. We currently operate in four reportable segments: office, retail, residential and industrial. The following table summarizes our real property portfolio by segment as of September 30, 2023:

					Average
				% of Total	Effective Annual			% of
($ and square feet in thousands,	Number of	Number of	Rentable	Rentable	Base Rent per	%	Aggregate	Aggregate
except for per square foot data)	Markets (1)	Real Properties	Square Feet	Square Feet	Square Foot (2)	Leased	Fair Value	Fair Value
Office properties	7	8	1,572	8.0%	$35.03	70.1%	$562,050	11.9%
Retail properties	8	18	2,318	11.8	19.69	97.5	691,050	14.6
Residential properties	9	16	4,645	23.7	28.06	92.8	1,802,150	38.0
Industrial properties	28	53	11,089	56.5	6.98	99.2	1,680,950	35.5
Total real property portfolio	33	95	19,624	100.0%	$15.04	95.2%	$4,736,200	100.0%

(1)	Reflects the number of unique markets by segment and in total. As such, the total number of markets does not equal the sum of the number of markets by segment as certain segments are located in the same market.
(2)	Amount calculated as total annualized base rent, which includes the impact of any contractual tenant concessions (cash basis) per the terms of the lease, divided by total lease square footage as of September 30, 2023.

Market Diversification. The following table summarizes certain operating metrics of our real property portfolio by market and by segment as of September 30, 2023:

($ and square feet in thousands)	Number of Properties	Investment in Real Estate Properties	% of Gross Investment Amount	Rentable Square Feet	% of Total Rentable Square Feet	% Leased (1)
Office properties:
Austin, TX	1	$81,962	1.8%	273	1.4%	86.3%
Dallas, TX	1	48,697	1.1	165	0.8	93.3
D.C. / Baltimore	1	84,002	1.9	131	0.7	44.3
Metro New York	1	262,670	5.9	599	3.1	81.3
Minneapolis / St. Paul, MN	1	34,521	0.8	107	0.5	41.5
New Jersey	2	46,881	1.0	123	0.6	100.0
Pennsylvania	1	52,167	1.2	174	0.9	0.0
Total office properties	8	610,900	13.7	1,572	8.0	70.1
Retail properties:
Atlanta, GA	1	56,858	1.3	328	1.7	99.4
Birmingham, AL	1	44,744	1.0	193	1.0	97.0
D.C. / Baltimore	1	40,715	0.9	131	0.7	100.0
Greater Boston	10	271,005	6.1	1,010	5.1	96.4
New Jersey	1	66,436	1.5	226	1.2	96.3
Raleigh, NC	1	44,787	1.0	125	0.6	100.0
South Florida	2	110,321	2.5	204	1.0	97.8
Tulsa, OK	1	36,066	0.8	101	0.5	100.0
Total retail properties	18	670,932	15.1	2,318	11.8	97.5
Residential properties:
Atlanta, GA	1	117,706	2.6	356	1.8	95.0
Central Florida	3	436,316	9.8	958	4.9	92.1
Dallas, TX	4	358,423	8.1	1,116	5.7	91.5
D.C. / Baltimore	1	96,575	2.2	300	1.5	95.2
Denver, CO	1	80,086	1.8	202	1.0	95.1
Pennsylvania	1	93,047	2.1	235	1.2	93.9
San Antonio, TX	2	150,993	3.4	592	3.0	90.9
South Florida	2	241,097	5.4	682	3.5	92.1
Tucson, AZ	1	125,294	2.8	204	1.1	98.7
Total residential properties (5,050 units)	16	1,699,537	38.2	4,645	23.7	92.8
Industrial properties:
Atlanta, GA	1	64,788	1.5	798	4.1	100.0
Bay Area, CA	3	167,662	3.8	614	3.1	98.6
Birmingham, AL	1	4,323	0.1	104	0.5	100.0
Central Florida	6	240,373	5.4	1,414	7.2	100.0
Charlotte, NC	1	22,036	0.5	208	1.0	100.0
Chicago, IL	1	9,480	0.2	110	0.5	100.0
Cincinnati, OH	1	18,942	0.4	218	1.1	100.0
Dallas, TX	1	19,697	0.4	230	1.2	100.0
D.C. / Baltimore	2	17,250	0.4	75	0.4	100.0
Denver, CO	2	58,601	1.3	410	2.1	100.0
Grand Rapids, MI	1	6,705	0.2	189	1.0	100.0
Houston, TX	4	99,423	2.2	883	4.5	91.1
Indianapolis, IN	3	81,234	1.8	966	4.9	100.0
Las Vegas, NV	2	33,651	0.8	276	1.4	100.0
Louisville, KY	1	19,299	0.4	235	1.2	100.0
Metro New York	2	29,401	0.7	202	1.0	100.0
Minneapolis / St. Paul, MN	1	5,535	0.1	157	0.8	100.0
New Jersey	3	41,759	0.9	289	1.5	100.0
Oklahoma City, OK	1	6,519	0.1	137	0.7	100.0
Pennsylvania	3	94,412	2.1	564	2.9	100.0
Phoenix, AZ	2	46,385	1.0	240	1.2	100.0
Portland, OR	1	15,498	0.4	123	0.6	100.0
Reno, NV	1	68,836	1.6	723	3.7	100.0
Salt Lake City, UT	2	141,629	3.2	916	4.7	100.0
San Antonio, TX	3	48,075	1.1	569	2.9	100.0
San Diego, CA	1	26,452	0.6	136	0.7	100.0
South Florida	1	12,022	0.3	94	0.5	100.0
Southern California	2	68,518	1.5	209	1.1	100.0
Total industrial properties	53	1,468,505	33.0	11,089	56.5	99.2
Total real property portfolio	95	$4,449,874	100.0%	19,624	100.0%	95.2%

(1)	Percentage leased is based on executed leases as of September 30, 2023.

Lease Terms. Commercial lease terms typically range from one to 10 years, and often include renewal options. Most of our commercial leases include fixed rental increases or Consumer Price Index-based rental increases and are not based on the income or profits of any person. The majority of our residential leases expire within 12 months.

Lease Expirations. As of September 30, 2023, the weighted-average remaining term of our total leased commercial portfolio was approximately 4.7 years based on annualized base rent and 4.2 years based on leased square footage, excluding renewal options. The following table summarizes the lease expirations at our commercial properties for leases in place as of September 30, 2023, without giving effect to the exercise of renewal options or termination rights, if any. The table excludes our residential properties as substantially all leases at such properties expire within 12 months.

($ and square feet in thousands)	Number of Commercial Leases	Annualized Base Rent (1)	% of Total Annualized Base Rent (1)	Leased Square Feet	% of Total Leased Square Feet
Remainder of 2023	17	$2,410	1.5%	177	1.2%
2024	59	19,747	12.3	2,249	15.6
2025	59	19,985	12.4	1,513	10.5
2026	74	20,020	12.5	2,333	16.2
2027	63	19,292	12.0	2,199	15.3
2028	74	20,515	12.8	1,802	12.5
2029	44	14,684	9.1	1,412	9.8
2030	26	9,890	6.2	597	4.2
2031	21	8,068	5.0	693	4.8
2032	17	10,582	6.6	606	4.2
Thereafter	54	15,362	9.6	802	5.7
Total leased	508	$160,555	100.0%	14,383	100.0%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of September 30, 2023, multiplied by 12.

Customer Diversification. We believe that the customer base that occupies our real property portfolio is generally stable and well-diversified. As of September 30, 2023, there were no customers that represented more than 10.0% of total annualized base rent or more than 10.0% of total leased square feet. The following table reflects our 10 largest customers, based on annualized base rent, as of September 30, 2023:

($ and square feet in thousands)	Number of Locations (1)	Annualized Base Rent (2)	% of Total Annualized Base Rent (2)	Leased Square Feet	% of Total Leased Square Feet
S.P. Richards Company	12	$12,354	4.4%	1,772	9.5%
Stop & Shop	7	7,909	2.8	449	2.4
Amazon.com / Whole Foods	5	5,625	2.0	604	3.2
Mizuho Bank Ltd.	1	4,385	1.6	110	0.6
FedEx	2	4,085	1.5	999	5.3
Harvest Right	1	2,852	1.0	340	1.8
Apple, Inc.	1	2,676	1.0	94	0.5
Deloitte LLP	1	2,659	0.9	62	0.3
Best Buy Stores	2	2,376	0.8	153	0.8
Mattress Firm, Inc.	6	2,310	0.8	190	1.0
Total	38	$47,231	16.8%	4,773	25.4%

(1)	Reflects the number of properties for which the customer has at least one lease in-place.
(2)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of September 30, 2023, multiplied by 12.

The majority of our customers do not have a public corporate credit rating. We evaluate creditworthiness and financial strength of prospective commercial customers based on financial, operating and business plan information that such prospective customers provide to us, as well as other market, industry and economic information that is generally publicly available. As a result of this assessment, we may require that the customers enhance their credit by providing us with security deposits, letters of credit from established financial institutions, or personal or corporate guarantees. Customer creditworthiness often influences the amount of upfront tenant improvements, lease incentives, concessions or other leasing costs. We evaluate creditworthiness of our residential customers based on standard market practice, which includes credit checks.

Industry Diversification. We intend to maintain a well-diversified mix of customers to limit our exposure to any single customer or industry. Our diversified investment strategy inherently provides for customer diversity, and we continue to monitor our exposure relative to our larger customer industry sectors. The following table reflects the 10 largest industry concentrations within our portfolio, based on annualized base rent, as of September 30, 2023 and assumes that our residential investments are not concentrated within any specific industry:

($ and square feet in thousands)	Number of Leases	Annualized Base Rent (1)	% of Total Annualized Base Rent	Leased Square Feet	% of Total Leased Square Feet
Storage / Warehousing	23	$21,205	7.5%	3,138	16.8%
Financial	29	14,403	5.1	370	2.0
Supermarket	17	14,278	5.1	843	4.5
Professional Services	41	12,666	4.5	330	1.8
Food & Beverage	82	10,657	3.8	498	2.7
Healthcare Services	40	7,027	2.5	245	1.3
Apparel / Clothing	19	6,532	2.3	787	4.2
Transportation / Logistics	12	6,354	2.3	959	5.1
Computer / Electronics	13	6,094	2.2	289	1.5
Post & Courier Services	8	5,720	2.0	1,167	6.2
Total	284	$104,936	37.3%	8,626	46.1%

(1)	Annualized base rent is calculated as monthly base rent including the impact of any contractual tenant concessions (cash basis) per the terms of the lease as of September 30, 2023, multiplied by 12.

●             EXPERTS

The statements included in this Supplement under the section titled “September 30, 2023 NAV Per Share,” relating to the role of Altus Group U.S. Inc. have been reviewed by Altus Group U.S. Inc., an independent valuation advisor, and are included in this Supplement given the authority of such advisor as experts in real estate valuations.